Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 9 DATED MAY 5, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015 and Supplement No. 8 dated April 29, 2016, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of April 2016;
(3)	information regarding the share redemption limit;
(4)	recent real property investments; and
(5)	an update to our management and the management of our advisor.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by a registration statement declared effective on August 26, 2013. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of April 2016, we accepted investors’ subscriptions for, and issued, a total of 672,100 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $12.4 million, consisting of 648,500 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $12.0 million, and 23,600 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $432,100. As of April 30, 2016, we had accepted investors’ subscriptions for, and issued, approximately 14.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $244.3 million, which includes selling commissions of approximately $1.4 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of April 2016 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
April 1, 2016	$18.28	$18.19	$18.37
April 4, 2016	$18.27	$18.19	$18.36
April 5, 2016	$18.27	$18.19	$18.36
April 6, 2016	$18.27	$18.19	$18.36
April 7, 2016	$18.27	$18.19	$18.36
April 8, 2016	$18.27	$18.19	$18.36
April 11, 2016	$18.27	$18.18	$18.36
April 12, 2016	$18.27	$18.18	$18.36
April 13, 2016	$18.27	$18.18	$18.36
April 14, 2016	$18.27	$18.18	$18.36
April 15, 2016	$18.27	$18.18	$18.36
April 18, 2016	$18.26	$18.18	$18.36
April 19, 2016	$18.26	$18.18	$18.35
April 20, 2016	$18.27	$18.18	$18.36
April 21, 2016	$18.27	$18.18	$18.36
April 22, 2016	$18.27	$18.18	$18.36
April 25, 2016	$18.26	$18.18	$18.36
April 26, 2016	$18.28	$18.19	$18.37
April 27, 2016	$18.28	$18.19	$18.37
April 28, 2016	$18.28	$18.19	$18.37
April 29, 2016	$18.28	$18.19	$18.37

The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 98 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of March 31, 2016, our NAV was $207,861,714. As of April 1, 2016, the redemption limit for the quarter ending June 30, 2016 was 10% of our NAV as of March 31, 2016. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of May 1, 2016 has not been reduced below 10% of our NAV as of March 31, 2016.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 87 of the prospectus.
As of April 30, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 85 properties, acquired for an aggregate purchase price of $294.0 million, located in 30 states, consisting of eight multi-tenant and 77 single tenant properties, comprising approximately 2.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired two properties between April 12, 2016 and April 30, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.
Management
All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On May 1, 2016, Simon J. Misselbrook, our chief financial officer and treasurer and chief financial officer and treasurer of our advisor, notified us of his resignation, effective May 30, 2016, to pursue another professional opportunity.   We intend to begin a search for a new chief financial officer and treasurer immediately. If a new chief financial officer and treasurer has not been appointed by May 30, 2016, our board of directors is expected to appoint Michael J. Bartolotta, chief financial officer of VEREIT and a certified public accountant, to serve as our interim principal financial officer until such time as a successor is named.   Mr. Misselbrook will work with his successor or Mr. Bartolotta to ensure a smooth transition of our financial functions.

3
INAV-SUP-9G